Exhibit 99.1

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting”) of HudBay Minerals Inc. (the “Corporation”) held on June 14, 2012 in Toronto, Ontario.  Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1:  Amendment to Articles

On a vote by a show of hands, the special resolution to amend the Corporation’s articles to increase the maximum number of directors from nine to ten was approved.  Based on proxies received prior to the Meeting, management received proxies in favour of the special resolution from the holders of 99,593,539 shares, representing approximately 99.73% of the shares represented by proxy at the Meeting and voted on the matter.

Item 2:  Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following percentage of the votes cast by proxy in respect of his election:

Director	Percentage of Votes Cast by Proxy
J. Bruce Barraclough	97.06%
Roque Benavides	95.47%
David Garofalo	97.61%
Tom A. Goodman	96.41%
Alan R. Hibben	84.64%
W. Warren Holmes	83.71%
John L. Knowles	88.04%
Alan J. Lenczner	97.53%
Kenneth G. Stowe	97.78%
G. Wesley Voorheis	97.42%

Item 3:  Appointment of Auditor

On a vote by a show of hands, Deloitte & Touche LLP was appointed auditor of the Corporation and the directors were authorized, upon recommendation of the Audit Committee, to fix the auditor’s remuneration.  Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte & Touche LLP as auditor from the holders of 99,713,609 shares, representing approximately 99.85% of the shares represented by proxy at the Meeting and voted on the matter.

Date:  June 18, 2012

HUDBAY MINERALS INC.

(signed) Patrick Donnelly

Name:	Patrick Donnelly
Title:	Vice President, Legal and Corporate Secretary